Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-127493) on Form S-8 of Cubic Corporation of our report dated March 19, 2008, with respect to the statement of net assets available for benefits of the Cubic Corporation Employees’ Profit Sharing Plan as of September 30, 2007 and 2006, the related statement of changes in net assets available for benefits for the year ended September 30, 2007, and the related supplemental schedule as of September 30, 2007, which report appears in the September 30, 2007 annual report on Form 11-K of the Cubic Corporation Employees’ Profit Sharing Plan.

/s/ MAYER HOFFMAN McCANN, P.C.

San Diego, California
March 19, 2008